UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Receives NASDAQ Notification Regarding
Minimum Bid Price Deficiency

Singapore – July 26, 2022: EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”), a digital assets financial services company, today announced that on July 21, 2022, it received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Rules for continued listing on Nasdaq.

Based on the closing bid price of the Company’s listed securities for the last 30 consecutive business days from June 7, 2022 to July 20, 2022, the Company no longer meets the minimum bid price requirement set forth in Listing Rule 5550(a)(2). The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until January 17, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Rules for continued listing on Nasdaq.

The Company intends to resolve the deficiency and regain compliance with the Listing Rules.

Media contact:

Contacts

EQONEX

Press Contact:

Kristen Kaus

kristen.kaus@eqonex.com

Heather Dale

Heather.dale@eqonex.com

Investor Relations:

Christian Arnell

ir@eqonex.com

About EQONEX

EQONEX Limited (NASDAQ: EQOS) is a technology driven digital assets financial services group that provides institutional grade infrastructure and a full suite of trading, custody and asset management solutions to clients. The Group’s digital assets ecosystem has been designed to accommodate the needs of institutions and individuals with the same degree of regulatory oversight and security they are accustomed to in traditional financial markets. EQONEX’s ecosystem primarily encompasses EQONEX Exchange, a digital asset exchange; Digivault, a FCA accredited hot and cold digital assets custodian and Bletchley Park Asset Management, a fund of crypto-hedge funds.

For more information visit: https://group.eqonex.com/

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

Forward-Looking Information

Any forward-looking statements in this press release are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: July 26, 2022	By:	/s/ Daniel Ling
	Name:	Daniel Ling
	Title:	Chief Financial Officer